Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Crowns & Hops, Inc
309 E Hillcrest Blvd, #121
Inglewood, CA 90301
https://crownsandhops.com/

Up to $1,070,000.00 in Class B Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Crowns & Hops, Inc
Address: 309 E Hillcrest Blvd, #121, Inglewood, CA 90301
State of Incorporation: DE
Date Incorporated: December 21, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Tier-Based Company Perks*

Tier 1: $250

(1) Limited Edition Pint Glass

Limited Edition Sticker

O.G.F.C. Ownership Certificate

O.G.F.C. Card

Tier 2: $500

(2) Limited Edition Pint Glasses

Limited Edition Sticker

O.G.F.C. Ownership Certificate

O.G.F.C. Card

Tier 3: $1,000

(2) Limited Edition Pint Glasses

(1) O.G.F.C Swag Bag

10% Discount on Crowns & Hops Merch for a year

O.G.F.C. Ownership Certificate

O.G.F.C. Card

Tier 4: $2,500

(2) Limited Edition Pint Glasses

(2) O.G.F.C Swag Bags

15% off of Crowns & Hops Merch Store for a year

O.G.F.C. Ownership Certificate

O.G.F.C. Card

Tier 5: $5,000

(4) Limited Edition Pint Glasses

(2) O.G.F.C Swag Bags

15% off of Crowns & Hops Merch Store for a year

15% off of Crowns & Hops beer at the taproom for a year

Invitation to a VIP Happy Hour at Crowns Inglewood with Teo Hunter & Beny Ashburn

O.G.F.C. Ownership Certificate

O.G.F.C. Card

Tier 6: $10,000

(4) Limited Edition Pint Glass

(4) O.G.F.C Swag Bags

15% off of Crowns & Hops Merch Store for a year

15% off of Crowns & Hops beer at the taproom for a year

Private food & beer pairing for you + 7 guests at Crowns Inglewood

O.G.F.C. Ownership Certificate

O.G.F.C. Card

Tier 7: $25,000

(4) Limited Edition Pint Glasses

(4) O.G.F.C Swag Bags

15% off of Crowns & Hops Merch Store for a year

15% off of Crowns & Hops beer at the taproom for a year

Custom Crowns Brewing experience w/C&H Team at Crowns Inglewood

O.G.F.C. Ownership Certificate

O.G.F.C. Card

All perks occur when the offering is completed.

StartEngine OWNer's Bonus

Crowns & Hops, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Company's Business:

Over the past six years, Crowns & Hops Brewing Co. founders Teo Hunter & Beny Ashburn have become leaders and a voice in the craft beer industry promoting diversity & racial equity. Their mission is to ensure that Black & Brown culture is seen and respected in the craft beer industry. Hunter & Ashburn disrupted the status quo of the craft beer industry and built a brand that is bigger than beer. Through curated events, content and premium products, Crowns & Hops Brewing Co. is one of the first craft beer brands that bridges communities of color, dope culture and craft beer.

Crowns & Hops Brewing Co. makes it a point to remind people of color that they are deserving of the very best products and experiences in life and that we must always show up as our authentic selves. Their motto "OWN YOUR CROWN" is meant to encourage excellence, cultural ownership, and authentic representation of self.

Business Model:

PRODUCT VELOCITY: Within a year, C&H beer is being sold in 29 of the 58 counties in California.

RETAILERS: Beer sold in over 800+ retailers to include Whole Foods Market, SoFi Stadium (New Rams & Chargers Stadium, Inglewood, CA), Total Wines & More

PRODUCTS: Brewing (4-5) beers a month with (2) contract facilities - 1,000 + cases per month resulting in over 18,000+ cases sold to date

DISTRIBUTION: Beer is distributed in (5) states - California, Nevada, Oregon, Georgia & New York

LICENSE: Type 23 license which allows for the direct to consumer sales, online sales and the immediate duplication of the license for the purpose of building an independent production brewery and subsequent taprooms

Manufacturing (Contract Brewing):

(2) Production Facilities: Recipe development & final packaging

Henhouse, Santa Rosa, CA

Three Weavers, Inglewood, CA

Distribution:

GROWING SALES CHANNELS

Henhouse Distribution: NorCal

Stone Distribution: SoCal

Day One Distro: Portland, OR

Vin Sauvage: Las Vegas, NV

TapRm: New York

Liberator: Georgia

800+ Retail accounts

We also have the ability to self distribute - Direct to Consumer & Online Sales for shipping in California

Marketing:

A PRE-BUILT CONSUMER BASE

Major social media presence 35k Followers

Strategic partnerships with culturally significant brands & organizations resulting in a major driver for sell-through of products and merchandise

CORPORATE STRUCTURE:

Crowns & Hops, Inc. was formed as a Delaware corporation in January of 2018. The company is majority-owned and run by Teo Hunter and Beny Ashburn.

Competitors and Industry

GENERAL INDUSTRY:

The overall craft beer industry is currently valued at $22B. We believe the company's direct competition is Modern Times (valued at 264MM in 2019) & Full Circle Brewing (valued at 25MM in 2021).

DOMINANT PLAYERS:

Out of 8,000+ breweries in the US, less than 1% are owned by Black people. Independent craft beer culture has become more than its product / beverage. Craft beer culture has proven to create hubs within the community promoting values, ownership and philanthropy. Crowns & Hops is dedicated to preserving culture, expansion of the palate and community building through world-class beer.

Current Stage and Roadmap

Current Stage:

PRODUCT VELOCITY: Within a year C&H beer is being sold in 29 of the 58 counties in California.

RETAILERS: Beer sold in over 800+ retailers to include Whole Foods Market, SoFi Stadium (New Rams & Chargers Stadium, Inglewood, CA) and Total Wines & More

PRODUCTS: Brewing (4-5) beers a month with (2) contract facilities - 1,000 + cases per Month resulting in over 18,000+ cases sold to date

DISTRIBUTION: Beer is distributed in (5) states - California, Nevada, Oregon, Georgia & New York

LICENSE: Type 23 license which allows for the direct to consumer sales, online sales and the immediate duplication of the license for the purpose of building an independent production brewery and subsequent taprooms

Future Roadmap:

Our roadmap includes no longer relying only on contract brewing once we have opened our production facility. The production facility will give us the opportunity to brew more beer, sell and distribute at a greater profit margin, and expand to new markets.

The Team

Officers and Directors

Name: Benyvette Robinson

Benyvette Robinson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 12, 2018 - Present
  Responsibilities: The Chief Executive Officer (CEO) is responsible for performing duties as the highest-ranking executive within the corporation to guide company practices and procedures. Her duties include overseeing company operations, communicating between board members and other company executives and making important decisions that impact the company's brand identity and financial health. Benyvette Robinson as a CEO has an annual salary of $60k and has received 455 Class A Common Stock shares and 1,364,545 Class B Common Stock shares.

- **Position:** Director
  Dates of Service: January 12, 2019 - Present
  Responsibilities: Member of Board of Directors

Other business experience in the past three years:

- **Employer:** Muse
  Title: FREELANCE EXPERIENTIAL DIRECTOR
  Dates of Service: July 01, 2019 - September 01, 2020
  Responsibilities: Experiential Director & Creative Director, LA County 2020 Census, Los Angeles, CA: Manage all client relations with the LA County Census; Lead and develop strategy for all experiential marketing initiatives specific to events and consumer engagements; Lead partnership initiatives; Develop creative seed ideas for experiences based on marketing strategy, messaging and program objectives; Assist in concept design and creative direction for brand art campaign; Lead integration amongst the various marketing, advertising and PR partners to ensure consistency, Oversee all event planning estimates for project scope, schedule and resource requirement; Manage creative partner vendors; Collaborate with creative, content and technical teams to deliver the highest quality experiences. ● Account Manager, HONDA Battle of the Bands 2020, Atlanta GA: Manage all client relations; Creative development (website & live event), development of presentations, marketing materials and activation details; Lead on-site manager overseeing all brand creative & execution.

Other business experience in the past three years:

- **Employer:** A-OK Collective
  Title: Sr. Account Director
  Dates of Service: February 01, 2017 - August 01, 2018
  Responsibilities: Experiential Director & Creative Director, LA County 2020 Census, Los Angeles, CA: Manage all client relations with the LA County Census; Lead and develop strategy for all experiential marketing initiatives specific to events and consumer engagements; Lead partnership initiatives; Develop creative seed ideas for experiences based on marketing strategy, messaging and program Brand Strategist and account director for PUMA, Warner Brothers Pictures, Universal, Disney/Marvel and Frankies Bikini. Lead the execution of branded entertainment projects, including video, VR and experiential marketing campaigns through development of brand strategy, partnerships, influencer engagement, proposals, presentations, promotional ideas, marketing materials and activation details. event), development of presentations, marketing materials and activation details; Lead on-site manager overseeing all brand creative & execution.

Other business experience in the past three years:

- **Employer:** Dope & Dank
  Title: CMO
  Dates of Service: November 01, 2015 - January 01, 2019
  Responsibilities: Lead the Marketing, Public Relations and Event Planning in the development and execution of marketing initiatives, communications, events, and campaigns that elevate the Company brand. Develop a comprehensive marketing strategy and execute a sophisticated marketing plan, while effectively managing brand and reputational risk, to ensure the internal and external brand is optimally aligned with the organization's strategic objectives. Ensure the brand has a coherent and consistent branding strategy while recognizing and addressing the needs of specific business units and understanding the audiences of those business units

Name: Teo Hunter

Teo Hunter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Head of Beer Operations
  Dates of Service: December 01, 2018 - Present
  Responsibilities: As COO & Head of Brewing Operations for Crowns & Hops Brewing Co., Teo Hunter is a craft beer connoisseur, recipe designer, brand

community manager and activist for racial equity in the craft beer industry. Howard University Alumni, Teo's refined palate and experience in the cellar allows for him to lead beer production, beer distribution, global brand partnerships and operations. Teo Hunter as a COO & Head Of Beer Operations has an annual salary of $60k and has received 455 Class A Common Stock shares and 1,364,545 Class B Common Stock shares.

- **Position:** Director
  Dates of Service: January 12, 2019 - Present
  Responsibilities: Member of Board of Director

Other business experience in the past three years:

- **Employer:** Candescent
  Title: Trade Marketing Manager
  Dates of Service: December 01, 2017 - November 01, 2019
  Responsibilities: Lead director for In Store Display, Packaging, Product Dev, Structural Engineering for all products

Other business experience in the past three years:

- **Employer:** The 4THMVT
  Title: Consultant to Supply Chain Manager/ Senior Purchaser / Packaging Specialist
  Dates of Service: September 01, 2019 - February 01, 2020
  Responsibilities: Identifying and vetting of all companies and producers for retail products and services. Purchaser of retail products and displays for products Manager of structural and visual design of in-house packaging

Other business experience in the past three years:

- **Employer:** Canndescent
  Title: Supply Chain Manager/ Senior Purchaser/ Packaging Specialist
  Dates of Service: February 01, 2018 - January 30, 2019
  Responsibilities: Purchaser of retail products and displays for products Manager of structural and visual design of in-house packaging Product development for expansion of existing and future retail footprint

Other business experience in the past three years:

- **Employer:** Splash Worldwide
  Title: Business Development / Packaging Specialist
  Dates of Service: February 01, 2016 - August 01, 2017
  Responsibilities: Prepress specialist Commercial printing specialist Packaging

and structural design manager New business account manager

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company Faces Substantial Competition

The market for beer, and particularly craft beer, within the United States is highly competitive due to the increasing number of domestic and international beverage companies with similar pricing and target drinkers, gains in market share achieved by domestic specialty beers and imported beers, the acquisition of craft brewers by larger brewers and the introduction and expansion of hard seltzers. Some of the largest competitors have acquired and will continue to acquire craft brewers or introduce new domestic specialty brands and hard seltzers to many markets and expand their efforts behind existing brands. Imported beers also continue to compete aggressively in the United States beer market. The Company anticipates competition among domestic craft brewers will remain strong, as many local craft brewers continue to experience growth. There are more than 8,000 breweries in operation up from approximately 1,500 breweries in 2009. Also, existing breweries are building more capacity, adding additional local tap rooms, expanding geographically and adding more SKUs and styles. The continued growth in the sales of craft-brewed domestic beers, imported beers and hard seltzers is expected to increase the competition in the market for beer within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline. The Company's products also compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or distributors may have a material adverse effect on the Company's business and financial results, as well as your investment. Finally, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Due to the increased leverage that these combined operations will have in distribution and sales and marketing expenses, the costs to the Company of competing could increase. The potential also exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. The continuing consolidation could also reduce the contract brewing capacity that is available to the Company. These potential increases in the number and availability of competing brands, the costs to compete, reductions in contract brewing capacity and decreases in distribution support and opportunities may have a material adverse effect on the Company's business and financial results, as well as your investment.

The Market For Beer and Craft Beer Was Slowing Prior To The Pandemic
According to the Brewers Association, in 2019, beer sales overall were down 1.9% in 2019 from the prior year, and growth of U.S. beer and craft beer sales had slowed compared to prior years.

A Disruption In Brewing Activities Could Have A Material Adverse Effect
A prolonged disruption to brewing activities (e.g., due to fire, industrial action, health concerns or any other cause) at the Company's brewing site or those of its contract brewers could have a material adverse effect on the Company's ability to brew its products. This could have a material adverse effect on the Company's financial results and on your investment.

The Company's Brewery, Planned Restaurants and Bars, and Contract Brewers Could Have Licensing, Legal or Regulatory Problems

Some or all of the Company's breweries, planned restaurants and bars, and contract brewers could lose their licenses to sell alcoholic beverages or have their hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where they are located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which they are located or may be located, with a material adverse effect on the Company's financial results and on your investment.

The Cost of Establishing and Operating A Brewery and Planned Restaurants and Bars May Be Higher Than Expected

The costs of establishing and operating a brewery and the planned restaurants and bars may be higher than expected. Costs may be greater in some locations and may increase as a result of economic or other factors beyond the Company's control, with a resulting material adverse effect on the Company's financial results and on your investment.

Volatility of Agricultural Commodities

The Company uses agricultural commodities in the manufacturing of its beer. Commodity markets are volatile and unexpected changes in commodity prices can reduce the Company's profit margin and make budgeting difficult. Many factors can affect commodity prices, including but not limited to political and regulatory changes, weather, seasonal variations, technology and market conditions. Some of the commodities used by the Company are key ingredients in its beer and may not be easily substituted. In particular, the Company uses large quantities of hops and may be reliant on a single supply contract, or only a small number of suppliers, for this ingredient. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Regulatory and Legal Hurdles

The operation of a brewery, wholesale and retail distribution of beer, and operation of restaurants and bars will each be subject to obtaining a liquor license or other licensure in the states in which such operations take place. An unanticipated delay or unexpected costs in obtaining or renewing such licenses, or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company's business plan and financial results and on your investment.

Government and Other Campaigns and Laws Could Reduce Demand

Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for the Company's products and any change in the brewing legislation and other legislation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company's financial results and on your investment.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results

The Company expects to continue to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company's results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing short term or long term sales.

Changes in Public Attitudes and Tastes Could Harm the Company's Business and Regulatory Changes in Response to Public Attitudes and Tastes Could Adversely Affect the Company's Business.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States. Some sectors of the domestic beer industry have experienced a decline in shipments over the last ten years. Many believe that this decline is due to declining alcohol consumption per person in the population, drinkers trading up to drink high quality, more flavorful beers, health and wellness trends and increased competition from wine and spirits and even cannabis companies. If consumption of the Company's products in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional societal pressure or governmental regulations, the Company's business could be materially adversely affected. Certain states are considering or have passed laws and regulations that allow the sale and distribution of marijuana. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that legal marijuana usage could adversely impact the demand for the Company's products.

The Company Will Be Dependent on Its Distributors

The Company expects to sell most of its alcoholic beverages to independent beer distributors for distribution to retailers and, ultimately, to drinkers. Although the Company expects to develop arrangements with distributors, growth will require it to maintain such relationships and enter into agreements with additional distributors. Changes in control or ownership within the distribution network could lead to less support of the Company's products. Contributing to distribution risk is the fact that the Company's distribution agreements will likely be terminable by the distributors on relatively short notice. While these distribution agreements will likely contain provisions giving the Company enforcement and termination rights, some state laws will likely prohibit the Company from exercising these contractual rights. The

Company's ability to obtain and then maintain its distribution arrangements may be adversely affected by the fact that many of its distributors will be reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If the Company's distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution. No assurance can be given that the Company will be able to develop a distribution network or secure distributors on terms favorable to the Company.

Reliance on Company-Owned Production Facilities, Reduced Availability of Breweries Owned by Others, and Inability to Leverage Investment in the Company-Owned Breweries Could Have A Material Adverse Effect on the Company's Operations or Financial Results.

At present, the Company contract brews all of its beer. The Company intends to purchase or build one or more breweries, and to reduce reliance on contract brewing. Reliance on its own breweries may expose the Company to capacity constraints and risk of disruption of supply, as these breweries are operating at or close to current capacity in peak months. Severe interruptions would be problematic, particularly during peak seasons. In addition, if interruptions were to occur, the Company might not be able to maintain its current economics and could face significant delays in starting replacement brewing locations. Potential interruptions at breweries include labor issues, governmental action, quality issues, contractual disputes, machinery failures, operational shut downs or natural or unavoidable catastrophes. The Company has, to date, struggled with product shortages. The Company plans to address this through its own breweries, but this method may cause additional problems including supply chain struggles under increased volume and increased operational and freight costs. In response to these issues, the Company may need to significantly increase its packaging capabilities and tank capacity and add personnel to address these challenges. There can be no assurance that the Company will effectively manage such increasing complexity without experiencing future planning failures, operating inefficiencies, insufficient employee training, control deficiencies or other issues that could have a material adverse effect on the Company's business and financial results The Company may continue to avail itself of contract brewing at third-party breweries. In selecting third party breweries for brewing services arrangements, the Company intends to carefully weigh a brewery's capability of utilizing traditional brewing, fermenting and finishing methods, its quality control capabilities throughout the production process and automated packaging capability and capacity. To the extent that the Company needs to avail itself of a third-party brewing services arrangement, it exposes itself to higher than planned costs of operating under such contract arrangements than would apply at a Company-owned brewery, potential lower service levels and reliability than internal production, and potential unexpected declines in the brewing capacity available to it, any of which could have a material adverse effect on the Company's business and financial results. The use of such third party facilities also creates higher logistical costs and uncertainty in the ability to deliver product to the Company's customers efficiently and on time. As the beer industry continues to consolidate and the Company grows, the capacity and willingness of breweries owned by others where the Company could brew, ferment or package some of its products, if necessary, may become a more significant concern and, thus, there is no guarantee that the Company's needs will be uniformly met. Should an interruption occur, the Company could experience temporary shortfalls in production and/or increased production and/or distribution costs and be required to make significant capital investments to secure alternative capacity for certain brands and packages, the combination of which could have a material adverse effect on the Company's business and financial results.

The Company May Be Dependent on Key Packaging Suppliers And Packaging Costs Could Harm the Company's Financial Results

The loss of any of the Company's packaging materials suppliers could, in the short-term, adversely affect the Company's results of operations, cash flows and financial position. Acquisition and consolidation activity in several of the packaging supplier networks which could potentially lead to disruption in supply and changes in economics. If packaging costs continue to increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting the Company's operations.

The Company's Operations Are And Will Be Subject to Certain Operating Hazards Which Could Result in Unexpected Costs or Product Recalls That Could Harm the Company's Business.

The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging, or defective packaging and handling. Such occurrences may create bad tasting beer or pose health risk to the consumer or risk to the integrity and safety of the packaging. These could result in unexpected costs to the Company and, in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as product liability claims.

An Increase in Energy Costs Could Harm the Company's Financial Results.

Direct and indirect energy costs change unpredictably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. The Company's future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting the Company's operations.

Changes in Tax, Environmental and Other Regulations, Government Shutdowns or Failure to Comply with Existing Licensing, Trade or Other Regulations Could Have a Material Adverse Effect on the Company's Financial Condition.

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company's operations and results could result in the loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in federal and other tax rates could have a significant effect on the Company's financial results.

The Company's Operating Results and Cash Flow May Be Adversely Affected by Unfavorable Economic, Financial and Societal Market Conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company's performance and operating results in a variety of ways, including: (a) prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; (b) the Company's key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of the Company's raw and packaging materials; (c) the credit risks of the Company's distributors may increase; (d) the impact of currency fluctuations on amounts owed to the Company by distributors that may pay in foreign currencies; (e) the Company's credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs; (f) overall beer consumption may decline; or (g) drinkers of the Company's products may change their purchase preferences and frequency, which might result in sales declines.

The Company, The Alcohol, Restaurant and Bar Industry and The U.S. And Global Economies Have Been Substantially Affected by The Coronavirus Pandemic

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. Crowns & Hops, Inc. (the "Company") faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business, and the alcohol, restaurant and bar industries in general. The overall and long-term impacts of the outbreak are unknown and evolving. This pandemic has already adversely affected our business and most alcohol-related businesses, as well as most restaurants and bars. At the time of this filing, some restaurants and bars went out of business, are or were shut down or only opened with limited capacity, and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The effects of such a widespread infectious disease and epidemic has already caused, and may continue to cause or may cause in the future, an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term. At the time of this filing, many restaurants and bars are shut down or operating in a limited capacity. As this filing is being made, there is uncertainty as to if, or when, this will change. There is also uncertainly as to what long-term restrictions or other effects will occur in the alcohol, restaurant and bar industries. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company and your investment.

The Company Has Limited Operating History

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable. As the Company has limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.

The Company Is Dependent Upon Its Management, Founders, Key Personnel and Consultants to Execute the Business Plan, And Some Of Them Will Have Concurrent Responsibilities At Other Companies

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers, as well as other key personnel and contractors. Some of them may have concurrent responsibilities at other entities. Some of the advisors, consultants and others to whom the Company's ultimate success may be reliant upon have not signed contracts with the Company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People At The Time Of This Offering

The Company is dependent upon management and on others in order to conduct its operations and execute its business plan, however, the Company has purchased only limited insurance policies (including a disability policy) with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, the Company may not receive sufficient, or any, compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company Is Or Will Be Subject To Income Taxes As Well As Non-Income Based Taxes, Such As Payroll, Sales, Use, Value-Added, Net Worth, Property And Goods And Services Taxes

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company Is Not Subject To Sarbanes-Oxley Regulations And Lack The Financial Controls And Safeguards Required Of Public Companies

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes In Laws Or Regulations Could Harm The Company's Performance.

Various federal and state laws, including labor laws, govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's Bank Accounts Will Not Be Fully Insured And Escrow Accounts In

Which Investment Funds Will Be Held Pending Clearing By The Funding Portal May Not Be Insured In Part Or In Full.

When you apply to invest in the Company, the funds you tender will in some cases be kept in a escrow account until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by the Company, funds held in escrow account will be distributed to the Company, and the associated Shares of Class B Common Stock will be issued at that time to the investors that purchased such Shares of Class B Common Stock. These escrow accounts may have federal insurance that is limited to a certain amount of coverage. While the funds you tendered are in one of these escrow accounts, if the bank holding the funds should fail or otherwise terminate operations, the Company may not be able to recover all amounts deposited in these escrow accounts.

The Company's Business Plan Is Speculative

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Class B Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company Faces Significant Competition in the United States, Canada and Elsewhere

The Company will face significant competition in the United States, Canada and elsewhere which could adversely affect your investment.

The Company Will Likely Incur Debt

The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our Revenue Could Fluctuate From Period To Period, Which Could Have An Adverse Material Impact On Our Business

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document: • Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations; • Downward pressure on fees the Company charges for our services, which would therefore reduce our revenue; • Failure to obtain new clients and customers for our services; • Cancellation or non-renewal of existing contracts with clients and customers; • Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations; • General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates. As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

An Inability to Maintain and Enhance Image Could Affect Your Investment

It is important that the Company maintains and enhances its image and the image of its products. The image and reputation of the Company and its products may be impacted for various reasons including, but not limited to, lack of success, bad publicity and others. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of the Company and its products. Any negative publicity and/or litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated could damage the Company's reputation and diminish the value of the Company's brand and its products which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the brand equity (brand image, reputation and product quality) of the Company or its products may have a material adverse effect on its financial results as well as your investment.

Changes In The Economy Could Have a Detrimental Impact On The Company

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

The Amount Of Capital The Company Is Attempting To Raise In This Offering May Not Be Enough To Sustain The Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute our business plan, our continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

The Company May Not Be Able To Obtain Adequate Financing To Continue Our Operations

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing Shareholders and may reduce the price of the Shares of Class B Common Stock.

Terms Of Subsequent Financing, If Any, May Adversely Impact Your Investment

The Company may have to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Shares of Class B Common Stock could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. The Company is permitted to issue preferred stock pursuant to the terms of our Company documents, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares of Class B Common Stock. In addition, if the Company needs to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment. Shares of stock or notes which the Company sells could be sold into any market that develops, which could adversely affect the market price.

Our Employees, Executive Officers, Directors And Insider Shareholders Beneficially Own Or Control A Substantial Portion Of Our Outstanding Shares

Our employees, executive officers, directors and insider shareholders beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for its Shares of Class B Common Stock. The majority of our currently outstanding stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers and inside shareholders.

Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or managers and the approval of actions for which the approval of our shareholders is required. If you acquire the Shares of Class B Common Stock, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Shares of Class B Common Stock. The Company's principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for the Company's Shareholders to receive a premium for their Shares of Class B Common Stock in the event that the Company merges with a third party or enters into different transactions which require Shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the Shares of Class B Common Stock.

The Company's Operating Plan Relies In Large Part Upon Assumptions And Analyses Developed By The Company. If These Assumptions Or Analyses Prove To Be Incorrect, The Company's Actual Operating Results May Be Materially Different From Its Forecasted Results

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to: • whether the Company can obtain sufficient capital to sustain and grow its business • the Company's ability to manage its growth • whether the Company can manage relationships with any key vendors and advertisers • the timing and costs of new and existing marketing and promotional efforts • competition • the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel • the overall strength and stability of domestic and international economies Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

To Date, The Company Has Had Operating Losses And Does Not Expect To Be Initially Profitable For At Least The Foreseeable Future, And Cannot Accurately Predict When It Might Become Profitable

The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, The Company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. The Company's ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured.

The Company May Be Unable To Manage Its Growth Or Implement Its Expansion

Strategy

The Company may not be able to expand the Company's markets or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected. Successful implementation of the Company's business strategy requires the Company to manage its growth. Growth could place an increasing strain on its management and financial resources. To manage growth effectively, the Company will need to: • Establish definitive business strategies, goals and objectives; • Maintain a system of management controls; and • • Attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees. If the Company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers and who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

If The Company Fails To Maintain And Enhance Awareness Of The Company's Brand, The Company's Business And Financial Results Could Be Adversely Affected

The Company believes that maintaining and enhancing awareness of the Company's brand and its products is critical to achieving widespread acceptance and success of the Company's business. The Company also believes that the importance of brand recognition will increase due to the relatively low barriers to entry in the Company's market. Maintaining and enhancing the Company's and the brand awareness of the Company and its products may require the Company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If the Company is unable to continuously maintain and enhance the Company's and its products' presence, the Company's market may decrease which could in turn result in lost revenues and adversely affect the Company's business and financial results.

The Company Needs to Increase Brand Awareness

Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market may be limited. Developing and maintaining awareness of the Company's brand names, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the market increases. Successfully promoting and positioning the Company's brands, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand names or if the Company incurs significant expenses promoting and maintaining the Company's brand names, it would have a material adverse effect on the Company's results of operations.

The Company Faces Competition In The Company's Markets From Various Large And Small Companies, Some Of Which Have Greater Financial, Research And Development, Production And Other Resources Than Does The Company

In many cases, the Company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

The Company Currently Has Limited Marketing In Place

Additional Risks Related to The Company's Involvement In The Beer Industry The Company currently has limited marketing of its brands and the Company. If the Company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, the Company may not be able to effectively market and generate revenues.

Limitation on Director, Officer and Others' Liability The Company Currently Has Limited Marketing In Place

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

The Company May Face Significant Competition From Other Similar Companies, And Its Operating Results Will Suffer If It Fails To Compete Effectively

The Company may face significant competition from other companies, and its operating results could suffer if the Company fails to compete effectively. The industries in which the Company participates are intensely competitive and subject to rapid and significant change. The Company has competitors both in the United States and internationally. Many of its competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than the Company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

The Company's Future Financial Performance And Its Ability To Compete Effectively Will Depend, In Part, On The Company's Ability To Manage Any Future Growth Effectively

As the Company's operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The Company's future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. The Company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing the Company.

The Company's Insurance Strategy May Not Be Adequate To Protect Us From All Business Risks.

The Company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which the Company may have no insurance coverage. The Company currently maintains no general liability, automobile, life, health, property, or directors' and officers' insurance policies. The Company has limited disability and workers compensation insurance. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect the Company's financial condition and operating results.

If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company's Ability to Compete

The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

The Company Relies Upon Trade Secret Protection To Protect Its Intellectual Property; It May Be Difficult And Costly To Protect The Company's Proprietary Rights And The Company May Not Be Able To Ensure Their Protection

The Company currently relies on trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results.

Computer, Website or Information System Breakdown Could Affect The Company's Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

A Data Security Breach Could Expose The Company To Liability And Protracted And Costly Litigation, And Could Adversely Affect The Company's Reputation And Operating Revenues

To the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Will Depend On Third-Party Providers For A Reliable Internet Infrastructure As Well As Other Aspects Of The Company's Technology and Applications And The Failure Of These Third Parties, Or The Internet In General, For Any Reason Would Significantly Impair The Company's Ability To Conduct Its Business

The Company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Company's Employees May Engage In Misconduct Or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

Limitation on Director, Officer and Other's Liability

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its Shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

There Are Doubts About the Company's Ability to Continue as a Going Concern.

There are doubts about the Company's ability to continue as a going concern. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional financing. The Company anticipates raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company's ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company's financial performance, results of operations and Share price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company's Shares of Class B Common Stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights. Any additional financing could have a negative effect on Shareholders.

The Company May Undertake Additional Equity or Debt Financing That May Dilute The Shares of Class B Common Stock In This Offering

The Company plans to undertake further equity financing which may be dilutive to existing Shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders, including you, and also reducing the value of Shares of Class B Common Stock subscribed for under this Offering.

An Investment In The Shares of Class B Common Stock Is Speculative And There Can Be No Assurance Of Any Return On Any Such Investment

An investment in the Company's Shares of Class B Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company May Not Raise the Maximum Amount Being Offered

There is no assurance that the Company will sell enough Shares of Class B Common Stock to meet its capital needs. If you purchase Shares of Class B Common Stock in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

If The Maximum Offering Is Not Raised, It May Increase The Amount Of Long-Term Debt Or The Amount Of Additional Equity It Needs To Raise

There is no assurance that the maximum number of Shares of Class B Common Stock in this offering will be sold. If the maximum Offering amount is not sold, the Company may need to incur additional debt or raise additional equity in order to finance the Company's operations. Increasing the amount of debt will increase the Company's debt service obligations and make less cash available for distribution to the Company's Shareholders. Increasing the amount of additional equity that the Company will have to seek in the future will further dilute those investors participating in this Offering.

Investor Funds Will Not Accrue Interest While in the Escrow Account Prior To Closing

All funds delivered in connection with subscriptions for the Shares of Class B Common Stock will be held in a non-interest bearing escrow account until a closing of the Offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Dividends In The Past And Is Uncertain If It Will Be Able To Pay Dividends In The Foreseeable Future, So Any Return On Investment May Be Limited To The Value Of The Shares of Class B Common Stock.

Please note that the Company has never paid dividends on its Shares of Class B Common Stock and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on the Company's Shares of Class B Common Stock will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If the Company does not pay dividends, its Shares of Class B Common Stock may be less valuable because a return on your investment will only occur if its stock price appreciates. Consequently, investors must rely on sales of their Shares of Class B Common Stock after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase the Company's Shares of Class B Common Stock. It is possible that the Company may never reach a financial position where it can or will issue dividends.

Additional Financing May Be Necessary for The Implementation of The Company's Growth Strategy

Whether the Company is successful in selling the maximum number of Shares of Class B Common Stock in this Offering or not, the Company may require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include, but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you, and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of the Shares of Class B Common Stock of Class B Common Stock subscribed for under this Offering.

An Investment in the Company's Shares of Class B Common Stock Could Result In A Loss of Your Entire Investment

An investment in the Company's Shares of Class B Common Stock offered in this Offering involves a high degree of risk and you should not purchase the Shares of Class B Common Stock if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is No Public Trading Market for the Company's Shares of Class B Common Stock

At present, there is no active trading market for the Company's securities and the Company does not have plans at this time to file the documents and seek approval required to establish a trading market for the Shares being sold in this Offering. The Company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have the

Company's securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA") of which there is no assurance, before active trading of the Company's securities could commence. If the Company's securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Shares and the Company's securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' Shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that the Shares could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied.

Sales Of The Company's Shares By Insiders Under Rule 144 Or Otherwise Could Reduce The Price Of The Shares, If A Trading Market Should Develop

Certain officers, directors and/or other insiders may hold Shares in the Company and may be able to sell their Stock in a trading market if one should develop. The availability for sale of substantial amounts of Stock by officers, directors and/or other insiders could reduce prevailing market prices for the Company's securities in any trading market that may develop.

Should The Company's Securities Become Quoted On A Public Market, Sales Of A Substantial Number Of Shares Of The Type Of Shares Being Sold In This Offering May Cause The Price Of The Company's Shares To Decline

Should a market develop, and the Company's Shareholders sell, substantial amounts of the Company's Shares in the public market, Shares sold may cause the price to decrease below the current value of the Shares. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate.

Because The Company Does Not Have An Audit Or Compensation Committee, Shareholders Will Have To Rely On Management To Perform These Functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Company Has Made Assumptions In Its Projections and In Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by us or by third-party publishers.

The Company Has Significant Discretion Over The Net Proceeds Of This Offering

The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

The Offering Price For The Shares of Class B Common Stock Being Sold In This Offering Has Been Determined By The Company

The price at which the Shares are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Shares was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares.

You Should Be Aware Of The Long-Term Nature Of This Investment

There is not now, and likely will not be in the near future, a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

You Will Have Limited Influence On The Management Of The Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a little ability to take part in the management of the Company as a minority Shareholder and will not be represented on any management board of the Company. Accordingly, no person should purchase the Shares unless he or she is willing to entrust all aspects of management to the Company.

The Shares in This Offering Have No Protective Provisions

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction involving the Company.

Investing In This Offering Using A Credit Card Has Several Risks

Should you choose to invest in this offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Changes In Tax Laws, Or Their Interpretation, And Unfavorable Resolution Of Tax Contingencies Could Adversely Affect The Company's Tax Expense

The Company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. The Company's tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations.

The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor's Ability To Bring Legal Action Against The Company And Could Limit An Investor's Ability To Obtain A Favorable Judicial Forum For Disputes.

The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of California other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You Will Need To Keep Records Of Your Investment For Tax Purposes.

As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation CF securities for their customers and are not set up to hold securities in digital form) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

The Shares Being Offered Have No Voting Rights

The Shares being offered in this Form C have no voting rights. Control of the Company and nearly all management decisions affecting the Company will be exercised only by those holding shares of Class A Common Stock, which are not being offered herein. As a result, all matters submitted to Shareholders will be decided by the vote of holders of Class A Common Stock. This concentrated control eliminates other Shareholders' ability to influence corporate matters and, as a result, the Company may take actions that its Shareholders do not view as beneficial. Because the securities being sold in this Offering, Shares of Class B Common Stock, have no voting rights, if you invest, you should not expect to be able to influence any decisions by management of the Company through voting on Company matters.

The Shares of Class B Common Stock Being Offered Are Subject To Drag-Along Rights

The Shares of Class B Common Stock being offered in this Form C are subject to drag-along rights. As stated in the Company's Bylaws, the holder or holders of at least a majority of the outstanding Class A Common Stock (the "Drag-Along Seller") have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an independent purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. If you invest in the Shares, you will be subject to this provision and may be required to participate in such a sale as set out in the Bylaws. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights, and take that into account before making a decision to invest in the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Teo Hunter	455	Class A Common Stock	45.5
Teo Hunter	1,364,545	Class B Common Stock	45.5
Benyvette Robinson	455	Class A Common Stock	45.5
Benyvette Robinson	1,364,545	Class B Common Stock	45.5

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Drag Along Rights per the Class A Common Stock in Section 7.9 of our Bylaws.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

Class B Common Stock

The amount of security authorized is 4,999,000 with a total of 3,284,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock is subject to a 30-day Right of First Refusal which is held by the Company, per Section 7.8 of the Bylaws.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will not have voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 120,000

Use of proceeds: Startup costs, general expenses, building the brand, brewing and distributing beer
Date: January 25, 2019
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $475,000.00
  Number of Securities Sold: 285,000
  Use of proceeds: G&A, beer production, marketing, production facility
  Date: July 14, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $102,725 versus $4,445 in 2019. The increase was due to expansion of our business and an increase in our distribution.

Cost of Sales

Cost of sales in 2020 was $18,078, an increase from $4,142 in 2019. Again, the cost of sales was due to increased production and distribution. As we develop our own brewery and no longer rely on contract brewing, we expect the cost of sales to decrease as a percentage.

Gross Margins

Net income was $11,647 in 2020 and net loss was $(207,811) in 2019. This is due to increased sales and distribution in 2020, and due to the fact that the company was in the early stages of startup mode in 2019.

<u>Expenses</u>

The Company's expenses consist of, among other things, general and administrative, including salaries, advertising and marketing, legal and professional fees as well as costs for producing our products. Expenses in 2020 were $82,378, a decrease from $280,010 in 2019. These changes are primarily due to larger startup costs in 2019.

Historical results and cash flows:

The Company is currently in the early production stage and is contract brewing its beer. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future as long as we continue contract brewing beer.

However, once we have our own facility and no longer rely on contract brewing, we expect our business and our sales to scale and we expect our cost of producing our beer to decrease. Past cash was primarily generated through sales and equity investments. Our goal is to increase cash flow significantly once we are able to start brewing our own beer in our own facility.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2020, the Company had $49,380 of capital resources in the form of cash in the bank. In June 2020, the Company started a Regulation D private placement for friends and family and raise operating revenues of $475,000 prior to the start of this Regulation Crowdfunding offering. The Reg D offering has since closed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our initiative to move into our own production facility which would allow us to not rely on contract brewing for our beer.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are somewhat necessary to the viability of the Company if we plan to grow and scale our brand. Without these funds, we will continue to operate but will be forced to grow slower and eventually seek out additional funding from other equity or debt sources to scale into our own production facilities.

If the Company were to raise $1.07M in this offering, the Company would use those funds for the construction of our new facilities and would continue to operate our business with other funding, existing assets and new revenue generated.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Minimum raise will be allocated to costs related to the building of the brewery and would be used within the first month of funding.

How long will you be able to operate the company if you raise your maximum funding goal?

The capital being raised will be used specifically for the building of the brewery and the funds will be spent within the first 6 months of funding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional equity crowdfunding rounds and more traditional equity or debt funding rounds as we grow and scale.

Indebtedness

- **Creditor:** PPP Loan
  Amount Owed: $10,000.00
  Interest Rate: 0.98%
  Maturity Date: July 01, 2022
  In July 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $10,000. The loan matures on July 2022 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

- **Creditor:** EIDL Loan
  Amount Owed: $23,000.00
  Interest Rate: 0.0%
  In July 2020, the Company received a loan for $23,000 under the Advance on an Economic Injury Disaster Loan ("EIDL"), which will be forgiven as debt under the terms of the CARES Act.

- **Creditor:** Accounts Payable As of 12/31/2020
  Amount Owed: $12,163.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Benyvette Robinson & Teo Hunter
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company occasionally makes payments to the founders as contractors.
  Material Terms: During the years ended December 31, 2020 and December 31, 2019 total payments made to founders were $15,000 and $100,822, respectively.

Valuation

Pre-Money Valuation: $16,425,000.00

Valuation Details:

* The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options, warrants, and other securities with a right to acquire shares are exercised. The Company set its valuation internally, without a formal-third party independent evaluation.

Crowns & Hops is the leading black-owned craft beer brand. The Company has a strong management team, Beny Ashburn, Founder and CEO that started her career in advertising & brand marketing as a successful Executive Producer and Creative Strategist for some of the top ad agencies and brands around the world. Ashburn helps build and drive the creative and marketing framework for Crowns & Hops, ensuring the brand visuals and messaging coexist in a way that is consistent and of high quality. Teo Hunter, Founder, COO & Head of Beer Operations is a craft beer connoisseur, recipe designer, brand community manager and activist for racial equity in the craft beer industry. Jon Carpenter is one of the most accomplished brewery consultants in the business. John is formerly of Dogfish Head, Anheuser-Busch, Boston Beer Co., and was a founding partner and brewmaster for Golden Road Brewing where he oversaw all brewery engineering/design, new product development, staffing, training, and construction/installation. Neil Simpson, is an advisor and is the Finance Director of BrewDog plc, one of the largest and most successful craft breweries in the world, with an enterprise valuation of more than $1 billion. Neil joined BrewDog plc in August 2012 bringing with him over 20 years of experience (10 of which were at partner level), advising and acting for a wide variety of businesses through the Ritson Smith accountancy practice. Neil is also a qualified chartered accountant with the Institute of Chartered Accountants in Scotland.

We project that our earnings before interest, taxes, and amortization will be more than $2,000,000 within 3-4 years. According to a valuation formula set out by The Smythe Advisory (https://www.smytheadvisory.com/blog/how-to-value-your-craft-brewing-company) craft breweries with EBITDA of greater than $2 million, that are well-known and have growth potential in other regions and meet other similar criteria, are valued at 10.0x to 20.0x EBITDA. We have discounted because we based the valuation in part on future projections. Examples of craft breweries publicly trading at even higher multiples to EBITDA are Boston Beer Company (19.0x), Craft Brew Alliance (26.0x) and Brick Brewing Co. (20.4x).

Because of these reasons we believe the Company has a pre-money valuation of approximately $16,425,000.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Operations to run the business

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Marketing and promotion of the brand and products

- *Company Employment*
  10.0%
  Employees salaries

- *Operations*
  46.5%
  Costs to build the production brewery and run the facility

- *Inventory*
  10.0%
  costs for products

- *Working Capital*
  10.0%
  Capitol to run the business

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://crownsandhops.com/ (https://crownsandhops.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/crownsandhops

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Crowns & Hops, Inc

[See attached]

Crowns and Hops Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Crowns and Hops Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 11, 2021

To: Board of Directors of Crowns and Hops Inc.
        Attn: Beny Ashburn, CEO

Re: 2020 and 2019 Financial Statement Review
        Crowns and Hops Inc.

We have reviewed the accompanying financial statements of Crowns and Hops Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Crowns and Hops Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Crowns & Hops, Inc.
BALANCE SHEET
December 31, 2020 and December 31, 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 49,380	$ 4,758
Accounts Receivable	5,394	-
Total Current Assets	**54,774**	**4,758**
Total Assets	**54,774**	**4,758**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	12,163	12,044
Total Current Liabilities	**12,163**	**12,044**
Long-Term Liabilities		
Loans Payable	33,000	-
Total Long-Term Liabilities	**33,000**	**0**
Total Liabilities	**45,163**	**12,044**
Stockholders' deficit		
Common Stock, $0.01 par value; 1,000 authorized; 800 issued and outstanding as of December 31, 2020 and December 31, 2019	8	8
Additional paid-in capital	205,767	200,517
Retained earnings	(196,164)	(207,811)
Total Stockholders' Deficit	**9,611**	**(7,286)**
Total Liabilities and Stockholders' Deficit	**$ 54,774**	**$ 4,758**

See accompanying notes to the financial statements

CROWNS & HOPS, INC.
STATEMENT OF OPERATIONS
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Licensing Revenues	$ 75,260	$ 0
Merchandise Revenues	27,465	4,445
Total Revenues	102,725	4,445
Cost of Goods Sold	18,078	4,142
Gross profit (loss)	84,648	303
Operating expenses		
General and administrative	58,766	123,189
Advertising and marketing	7,984	95,259
Legal and Professional Fees	15,628	61,563
Total operating expenses	82,378	280,010
Other Income/(Expense)		
Other income	9,377	71,896
Total other income	9,377	71,896
Net Income (Loss)	$ 11,647	$ (207,811)

See accompanying notes to the financial statements

CROWNS & HOPS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2020 and 2019
(Unaudited)

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of December 31, 2018	0	$ -	$ -	$ -	$ -
Issuance of common stock	800	8	199,992	-	200,000
Founder Contributions			525		525
Net income (loss)	-			(207,811)	(207,811)
Balance as of December 31, 2019	800	8	200,517	(207,811)	(7,286)
Issuance of Shares	-	-	-	-	-
Founder Contributions	-	-	5,250		5,250
Net income (loss)	-	-		11,647	11,647
Balance as of December 31, 2020	800	$ 8	$ 205,767	$ (196,164)	$ 9,611

See accompanying notes to the financial statements

CROWNS & HOPS, INC.
STATEMENT OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flow from Operating Activities		
Net Income (Loss)	$11,647	($207,811)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in Accounts Receivable	(5,394)	-
Increase (decrease) in Accounts Payable	119	12,044
Net cash used in operating activities	6,372	(195,767)
Cash Flow from Investing Activities		
Net change in cash from investing activities	-	-
Cash Flow from Financing Activities		
Issuance of Shares	-	200,000
Founders Contribution	5,250	525
Issuance of Debt	33,000	-
Net change in cash from financing activities	38,250	200,525
Net change in cash and cash equivalents	44,622	4,758
Cash and cash equivalents at beginning of period	4,758	0
Cash and cash equivalents at end of period	$49,380	$4,758

See accompanying notes to the financial statements

CROWN & HOPS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Crowns and Hops Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on December 21, 2018. The Company is a Black-owned craft beer brewery. The Company's mission is to ensure that Black and Brown culture is seen and respected in the craft beer industry. The Company's headquarters are in Inglewood, California. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners, and securing loans to fund its operations. As of December 31, 2019 and 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $49,380 and $4,758 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company had $5,394 and $0 in accounts receivable, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling merchandise and through beer licensing. The Company's payments are generally collected after period sales are determined and the appropriate brand licensing royalty is calculated.

In 2019, the Company also additional raised other income of $71,896 through a non-equity based crowdfunding campaign.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $7,984 and $95,259, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

PPP Loan

In July 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $10,000. The loan matures on July 2022 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

EIDL Loan

In July 2020, the Company received a loan for $23,000 under the Advance on an Economic Injury Disaster Loan ("EIDL"), which will be forgiven as debt under the terms of the CARES Act.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – RELATED PARTY PAYMENTS

The Company occasionally makes payments the founders as contractors. During the years ended December 31, 2020 and December 31, 2019 total payments made to founders were $15,000 and $100,822, respectively.

NOTE 6 – EQUITY

Common Stock

The Company authorized 1,000 shares of common stock at $0.01 par value. In 2019, the Company issued 800 shares of common stock in exchange for $200,000. As of December 31, 2019 and 2020 the Company has 800 shares of common stock issued and outstanding.

Founders Contributions

During 2020 and 2019, our founders have contributed $5,250 and $525, respectively, outside of stock purchases.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2019 and 2020 (see Note 8 – Subsequent Events).

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering was made through StartEngine Capital, LLC (the "Intermediary" aka "StartEngine"). The Intermediary will be entitled to receive a 7% commission fee.

Management's Evaluation

Management has evaluated subsequent events through June 11, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine
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This offering is not live or open to the public at this moment.

Crowns & Hops Brewing Co.

Black-Owned Craft Brewery



OWN YOUR CROWN
CROWNS&HOPS

$0.00 raised

0 Investors	**$16.4M** Valuation
$5.00 Price per Share	**$250.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC

Website | Inglewood, CA | FOOD & BEVERAGE

In an industry that suffers from a lack of diversity in the ownership of craft breweries around the globe, Crown & Hops Brewing Co. has become a leading voice in promoting diversity, inclusion and racial equity with world class craft beer. Crowns & Hops has built a trusted brand that has gained global recognition, and tapped into an enthusiastic community of Black and Brown craft beer lovers along with all those that appreciate authentic cultural representation.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **VELOCITY & DEMAND** - In our first year of beer production, we sold over 18,000+ cases of beer at 800+ locations throughout California, Oregon, Nevada, New York and Georgia. Demand for our products is steadily increasing resulting in a need for an independent brewing facility and taproom. Current retailers and venues include Whole Foods Market, SoFi Stadium, Total Wines & More and the list is growing!
- **LEADERS OF CHANGE** - Consumers want to support brands that are aligned with progress and focused on community. Deemed "Changing the Face of Beer" by TIME Magazine, we are excited to build a brand that has consistently taken action, driving change and inspiring racial equity in the craft beer industry.
- **ECONOMIC & SOCIAL IMPACT** - We are dedicated to preserving culture in areas targeted for gentrification. Our brand is focused on bringing craft beer production and safe family-friendly public spaces to under-severed communities. This creates jobs and new career paths for people of color in and around the craft beer industry.

OVERVIEW

A Craft Beer Brand That's MORE Than Just Beer



They brew beer. And community
Forbes
The Crowns & Hops Founders Saw No Black People In Taprooms. Here's What They Are Doing About It
HBCU

Founded in 2018, Crowns & Hops has become a leading voice in craft beer promoting diversity, inclusion and racial equity. The Crown & Hops brand is a values-driven organization. Our major focus is on community, quality products and representation of an authentic diverse voice that has been missing in beer for generations. The founders Beny Ashburn & Teo Hunter disrupted the status quo of the craft beer industry since 2015 and built a trusted brand that is bigger than

the products produced and sold. The brand's mission of "Expanding the palate" requires that beers be as diverse as our company, welcoming new and old fans alike.

Our Crowns beer portfolio consists of a variety of premium styles:

- Lagers - Crisp and clean for the traditional beer lovers
- Stouts - Return of the sessionable stout with layers of complexity yet approachable to new and old beer connoisseurs alike.
- Fruited Tart Ales - Fruit forward sours widening the scope of what some consider beer to be
- West Coast IPA's - India Pale Ales continue to lead craft beer sales often defined as bright, hoppy and reflective of West Coast independent craft beer
- Hazy IPA's - One of the most popular beer styles in the world with notes of tropical fruit juiciness

For the launch of our beers, we've utilized a contract brewing strategy to showcase an undeniable proof-of-concept for our brand.

In order to accommodate our current velocity and demand for our products, we are planning to open our first independent production facility in the city of Inglewood, CA. This equity crowdfunding offering will give Crowns & Hops the capital needed to address demand, create communal safe spaces to sell direct to consumers, unlock key sales retail opportunities and to give our community an opportunity to build with us.

INVESTOR PERKS



INVESTMENT TIERS

TIER 1 $250
- 1 Limited Edition Pint Glass
- 1 Limited Edition Sticker
- O.G.F.C. Ownership Certificate
- O.G.F.C. Card

TIER 2 $500
- 2 Limited Edition Pint Glasses
- 1 Limited Edition Sticker
- O.G.F.C. Ownership Certificate
- O.G.F.C. Card

TIER 3 $1,000
- 2 Limited Edition Pint Glasses
- 1 O.G.F.C Swag Bag
- 10% Discount on Crowns & Hops merch store for 1 year
- O.G.F.C. Ownership Certificate
- O.G.F.C. Card

TIER 4 $2,500
- 2 Limited Edition Pint Glasses
- 2 O.G.F.C Swag Bags
- 15% Discount on Crowns & Hops merch store for 1 year
- O.G.F.C. Ownership Certificate
- O.G.F.C. Card

TIER 5 $5,000
- 4 Limited Edition Pint Glasses
- 2 O.G.F.C Swag Bags
- 15% Discount on Crowns & Hops merch store for 1 year
- 15% Discount on Crowns & Hops beer at the taproom for 1 year
- Invitation to a VIP Happy Hour at the taproom with Teo & Beny
- O.G.F.C. Ownership Certificate
- O.G.F.C. Card

TIER 6 $10,000
- 4 Limited Edition Pint Glasses
- 4 O.G.F.C Swag Bags
- 15% Discount on Crowns & Hops merch store for 1 year
- 15% Discount on Crowns & Hops beer at the taproom for 1 year
- Private food & beer pairing for you & 7 guests at Crowns Inglewood
- O.G.F.C. Ownership Certificate
- O.G.F.C. Card

TIER 7 $25,000
- 4 Limited Edition Pint Glass

- 4 O.G.F.C Swag Bags
- 15% Discount on Crowns & Hops merch store for 1 year
- 15% Discount on Crowns & Hops beer at the taproom for 1 year
- Custom Crowns Brewing experience with the Crowns & Hops team at Crowns Inglewood
- O.G.F.C. Ownership Certificate
- O.G.F.C. Card



SWAG BAG   O.G.F.C. CARD



O.G.F.C. GLASS

THE PROBLEM

A Lack of Cultural & Diverse Ownership in Craft Beer

Today, diverse business ownership has become a major driving factor in consumer spending decisions. However, even with the heightened demand for BIPOC businesses in all industries, and with Black buying power estimated at $1.4 trillion, it is still difficult to find brands, products and physical spaces that authentically reflect this consumer and those that identify with this culture.

The beer industry generates roughly $116 billion per year with approximately $22 billion of those sales specific to independent craft beer. The Brewers Association has identified that multicultural consumers represent $8.3 billion of the premium craft market. Yet, less than 1% of craft beer brands are owned by Black producers, and half of these brands lack their own taprooms or brewing facilities.



CRAFT BEER MARKET
$22 BILLION

BLACK BUYING POWER
$1.4 TRILLION

THE CRAFT BEER MARKET IS MADE UP OF
LESS THAN 1%
BLACK-OWNED CRAFT BEER BRANDS

THE SOLUTION

Our Brand Drives Velocity to an Entire Industry

"Teo and Beny are on the forefront of widening the reach and inclusivity of craft beer. They work as champions for social equity, as two of



work as champions for racial equity, on top of
the innovative beers they create, are a shining
example of the positive impact craft beer can
have on any community."

- Rob Todd, Founder of Allagash Brewing
Company



The Crowns & Hops brand offers a new voice and face to the craft beer
community.



Ashburn & Hunter represent a variety of communities being Black-owned, Female-
owned and Veteran-owned.



Through building strong relationships with the current craft beer community along
with ushering new consumers to explore craft beer, Teo and Beny & Crowns &
Hops Brewing Co have **REVOLUTIONIZED** the industry.



"Yeast isn't a monoculture, and neither is craft
beer. Diversity, freshness and creativity enliven
craft brewing every day, and none more than
the brilliant ideas and inspirations coming from
Crowns & Hops. They're outspoken advocates &
industry disruptors, and The Alchemist is proud
to work with them."

- Jen Kimmich, Co-Founder, The Alchemist

THE MARKET

The Market is Ready for Culturally
Authentic Products & Spaces



Independent craft beer culture has become more than its product/beverage.
While craft beer sales have continued to grow, craft beer culture has proven to
create hubs within the community promoting values, diversity, ownership and
philanthropy.



Our target market is more than just about race. Our demographic embraces the philosophies and values seen in the most sought-after cultures on the planet, ranging from Hip-Hop, Jazz and R&B music to Latinx, Caribbean and a myriad of cultures throughout the African Diaspora.



Our products are a reflection of our commitment to culture, creativity and authenticity.



THE BUSINESS MODEL

We bet on ourselves to prove the opportunity. Your investment is key for unlocking exponential growth.



As social distancing became the mandate, we pivoted our entire business model. We chose to contract brew, package our beer and launch a distribution plan to put Crowns & Hops products on shelves and in the hands of our loyal consumers.

Currently, we are contract brewing out of Santa Rosa and Inglewood, California. This approach has allowed Crown & Hops to immediately take market share and secure distribution partnerships in multiple cities.



DISTRIBUTION PARTNERS



STONE DISTRIBUTION: SOCAL
HENHOUSE DISTRIBUTION: NORCAL

Independent brewing production will allow for continued expansion of our distribution throughout California and surrounding states. Unlocking this potential for a larger distribution footprint and direct to consumer sales will be a major driver for Crowns & Hops growth and success.



CONTRACT PRODUCTION	VS	INDEPENDENT BREWING
4-5 RECIPES PER MONTH	→	16-20 RECIPES PER MONTH
1,000 BARRELS/YEAR	→	3,500 BARRELS/YEAR
4-PACK CANS	→	4-PACK CANS, VARIOUS KEGS
2 DISTRIBUTION PARTNERS LIMITED TO CONTRACT FACILITIES	→	INCREASE DISTRIBUTION FOOTPRINT TO ACCOMODATEGROWING DEMAND OUTSIDE OF CALIFORNIA
400+ RETAILERS	→	1,500+ RETAILERS

Owning our own facilities will give us agency in our relationships with key distributors and accounts as well as enable direct-to-consumer sales.

Consumer access to Crowns & Hops products is a priority for us. We'd like for everyone to have premium crafted beverages and spaces in close proximity to their homes. This creates hubs for our community to connect and share space with family and friends currently missing in several Black and Brown cities around the country.





HANK'S
PARKING
HANK'S

WE HAVE OUTGROWN OUR
CONTRACT BREWING MODEL

We have officially secured the building for the new Crowns Inglewood flagship location.



INGLEWOOD • CA



Our 14,400 sq ft location will house our family-friendly environment with food and onsite beer production. Located roughly a mile from the historic "Fabulous" Forum and the new SoFi Stadium, home to the Rams & Chargers. Inglewood is also the city co-founder Teo Hunter was born in along with it being a region traditionally known for its rich diversity and culture. Inglewood will be one of the largest entertainment hubs in the world hosting the following major events:

- Super Bowl 2022
- The FIFA World Cup in 2026
- The Olympics in 2028

OUR TRACTION

Crowns & Hops Continues to Deliver as Demand Increases



For 6 years, we have been dedicated to developing a consumer base through a consistent social media presence, content and strategic partnerships with culturally significant brands and organizations. This has been a major driver for our products, merchandise sales and retailer partnerships.









GENERATIONAL WEALTH

Building & Expanding a Legacy

Phoebe Johnson Crump, Teo's Great Great Great Grandmother brewed and sold beer for a living from 1900-1930 in Louisiana.



Crowns & Hops helps bring to light stories of Black Americans and their contributions to American food & beverage culture. Our business is focused on preserving culture and sharing stories like Phoebe's to the world. Caring on a family legacy and showcasing paths to building generational wealth is no longer JUST for the rich, but something that we can all enjoy today.



While investing in early-stage companies used to be only for the wealthy and well-connected, today, new laws allow for everyone from the community to become an investor in businesses like ours.





HBCU

Our dedication to quality beer is as focused as our commitment to activism and racial equity. The brand recently launched the "8 Trill Pils Initiative" focused on taking actionable steps to provide capital, resources and opportunities for Black-owned craft beer brands. We launched our "8 Trill Pils" Pilsner in (3) countries - US, Berlin & UK and donated the proceeds to organizations focused on Racial Equity in each country.


8
trill
pils

In addition, in partnership with Brewdog, we launched we raised a $100,000 for our "8 Trill Pils" Grant Program and awarded it to (5) Black-owned craft beer brands in December 2020.


GRANT WINNERS
BLACK-OWNED CRAFT BEER BRANDS
SUPPORTED BY BREWDOG

THE VISION

For Everyone To See Their Reflection In Community Based Craft Beer



Our plan to increase brand awareness and resources to obtain Crowns & Hops products through additional immersive satellite taprooms, curated brand experiences and custom merchandise that reflect Black and Brown culture.


Crowns & Hops
CRAFT BEER QUEEN


5 YEAR PLAN
Large Scale Production Facilities To Ensure Fresh Localized Beer Production
Expand Distribution To A National Footprint
Multiple Taprooms Aligned With

Regional
Production
Facilities

OUR LEADERSHIP

Experience Founders Embracing The Power of Cultural Ownership

Together we have a combined 20+ years in successfully developing and producing creative campaigns, strategies, events and consumer goods for companies like Beats By Dre, Universal Pictures, Warner Brothers Records and Puma.

We were named "Beer People of the Year" by IMBIBE Magazine in 2018 and have been spotlighted by numerous other media outlets for our continued leadership for change in the industry.



Los Angeles Times
Forbes
Inc.
CBS
KCRW
The New York Times
BLACK ENTERPRISE
MARTHA STEWART Living
USA TODAY
SPECTRUM NEWS

They are here to build what has been missing in the craft beer space using a philosophy of cultural ownership as a means of achieving racial equity.



WHY INVEST

Be A Part of History and Change In The Craft Beer Industry

Over the past 6 years, we have dedicated our lives to curating a narrative, community and products that are aligned with progress. Our ability to scale to an independent brewing model will not only allow us to continue to deliver on our promise to our consumers, but to also bring value to investors like yourself.



HBCU

Crowns & Hops will open its doors with an incredible consumer base, desperate for businesses and spaces that reflect diversity, culture and something new beyond the current homogenous craft beer industry. We are prepared, we have a track record for delivering and we're excited to unlock the potential that we've identified domestically and around the globe.



Join us as we continue the mission of using craft beer to build community.

- INVEST in progress
- INVEST in the dopest beer brand on the planet
- INVEST in Crowns & Hops Brewing Co. and be a part of sharing with the world how delicious independent craft beer and change can be.





WELCOME TO
CROWNS & HOPS BREWING CO.

Aug 2015
Creation of Black People Love Beer
Oct 2016
Launch of Dope & Dank
Jan 2017
Understanding The Beer Process
Jan 2018
Beer People Of The Year
Aug 2018
Recipients of the Brewdog Development Fund
Sep 2018
TIME
TIME Magazine
We were identified as "Changing the Face of Beer"
Jan 2019
Crowns & Hops
Official Launch of Crowns & Hops Brewing Co
Mar 2019
Launched Indiegogo Crowdfunding in the US and our O.G.F.C Community
Dec 2019
Winner of Brewbound Pitch Slam
Jan 2020
BPLB
Mar 2020
COVID-19
COVID
July 2020
Launch of Crowns & Hops Products
Aug 2020
Contract Brewing & Distribution
Sep 2020
8 Trill Pils Initiative
Dec 2020
8 Trill Pils Grant
Jun 2021
Year Anniversary of Product on Shelves
Jul 2021
Secured Crowns Inglewood Location

In the Press



SHOW MORE

Meet Our Team



Teo Hunter
Founder, COO & Head of Beer
Operations

*As COO & Head of Brewing Operations for
Crowns & Hops Brewing Co., Teo Hunter is a
craft beer connoisseur, recipe designer,
brand community manager and activist for
racial equity in the craft beer industry.
Howard University Alum, Teo's refined
palate and experience in the cellar allows
for him to lead beer production, beer
distribution, global brand partnerships and
operations.*





Beny Ashburn
Founder, CEO

*As CEO for Crowns & Hops Brewing Co.,
Beny Ashburn's focus is specific to the
'Business' of beer and entrepreneurship.
She started her career in advertising &
brand marketing as a successful Executive
Producer and Creative Strategist for some
of the top ad agencies and brands around
the world. Ashburn helps build and drive
the creative and marketing framework for
Crowns & Hops, ensuring the brand visuals
and messaging consist in a way that is
consistent and high quality.*



Offering Summary

Company	Crowns & Hops, Inc
Corporate Address	309 E Hillcrest Blvd, #121, Inglewood, CA 90301
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$16,425,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus Info below.

Tier-Based Company Perks*

Tier 1: $250
(1) Limited Edition Pint Glass
Limited Edition Sticker
O.G.F.C. Ownership Certificate
O.G.F.C. Card

Tier 2: $500
(2) Limited Edition Pint Glasses
Limited Edition Sticker
O.G.F.C. Ownership Certificate
O.G.F.C. Card

Tier 3: $1,000
(2) Limited Edition Pint Glasses
(1) O.G.F.C Swag Bag
10% Discount on Crowns & Hops Merch for a year
O.G.F.C. Ownership Certificate
O.G.F.C. Card

Tier 4: $2,500
(2) Limited Edition Pint Glasses
(2) O.G.F.C Swag Bags
15% off of Crowns & Hops Merch Store for a year
O.G.F.C. Ownership Certificate
O.G.F.C. Card

Tier 5: $5,000
(4) Limited Edition Pint Glasses
(2) O.G.F.C Swag Bags
15% off of Crowns & Hops Merch Store for a year
15% off of Crowns & Hops beer at the taproom for a year
Invitation to a VIP Happy Hour at Crowns Inglewood with Teo Hunter & Beny Ashburn
O.G.F.C. Ownership Certificate
O.G.F.C. Card

Tier 6: $10,000
(4) Limited Edition Pint Glass
(4) O.G.F.C Swag Bags
15% off of Crowns & Hops Merch Store for a year
15% off of Crowns & Hops beer at the taproom for a year
Private food & beer pairing for you + 7 guests at Crowns Inglewood
O.G.F.C. Ownership Certificate
O.G.F.C. Card

Tier 7: $25,000
(6) Limited Edition Pint Glasses
(4) O.G.F.C Swag Bags
15% off of Crowns & Hops Merch Store for a year
15% off of Crowns & Hops beer at the taproom for a year
Custom Crowns Brewing experience w/C&H Team at Crowns Inglewood
O.G.F.C. Ownership Certificate
O.G.F.C. Card

*All perks occur when the offering is completed.

StartEngine OWNer's Bonus

Crowns & Hops, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Crowdfunding Video

Beny Ashburn:

What's up? I'm Beny Ashburn co-founder and the dope CEO.

Teo Hunter:

What's cracking? I'm On Teo hunter, co-founders, COO head of brewing operations and lead janitor. And we're Crowns & Hops Brewing Company.

Beny Ashburn:

And we're Crowns and Hops Brewing Company.

Teo Hunter:

Seven years ago, we noticed a void of black and brown people in the craft beer industry and created a craft beer lifestyle brand that showcased our community authentically inside of craft beer.

Beny Ashburn:

We launched a global movement called Black People Love Beer & Brown People Love Beer and became trusted leaders and a new, fresh voice inside the craft beer industry.

Teo Hunter:

In 2019, we became recipients of a development fund launched by UK-based global brewery BrewDog. This allowed us to establish Crowns & Hops as a brewing company with plans to open our first community hub and brewery in Inglewood, California.

Beny Ashburn:

We pivoted our business model from opening a physical space to putting in packaged beer directly into your hands. We chose to contract brew and launch a distribution plan that put Crowns & Hops products on shelves.

Teo Hunter:

In our first year of beer production, we sold over 18,000 cases of beer in over 800 locations throughout California and neighboring states to include limited drops in New York and Georgia. Our beer is sold in several retailers, restaurants, and venues, and the demand is growing. Hey, our portfolio consists of all kinds of premium craft beers. Lagers.

Beny Ashburn:

Stouts.

Teo Hunter:

Fruited tart ales.

Beny Ashburn:

West Coast.

Teo Hunter:

And hazy IPAs.

Beny Ashburn:

We just can't accommodate the growing need for our products in this current limited contract brewing model.

Teo Hunter:

Hey, investment in Crowns & Hops today will help us to create that family-friendly brewpub to independent production facility based in the heart of Inglewood California.

Beny Ashburn:

Introducing Crowns Inglewood. Our Crowns Inglewood space is a 14,000 square foot property right off of Crenshaw Boulevard in the heart of Inglewood. It's a little over a mile from the new SoFi Stadium homes to the new Rams and Chargers.

Teo Hunter:

Inglewood is set to be one of the largest entertainment cities in the world. It'll be home at the Super Bowl in 2022 and the Summer Olympics in 2028.

Beny Ashburn:

Our brand is focused on bringing safe public spaces and premium products to underserved communities. Crowns Inglewood will create jobs and new career paths in a region starved of resources.

Teo Hunter:

Look, out of the 8,000 plus breweries in this country, less than 1% reflect black culture by black owners.

Beny Ashburn:

We are looking to you, our family.

Teo Hunter:

Our community.

Beny Ashburn:

Our OGFCs.

Teo Hunter:

Hey, own a piece of change and support the world that you want to see. Invest in progress, invest in Crowns & Hops Brewing Company, and be a part of sharing with the world how delicious independent craft beer and change can be. Welcome to Crowns & Hops Brewing Company.

Beny Ashburn:

Welcome to Crowns & Hops Brewing Company.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
BYLAWS

OF

Crowns & Hops, Inc.

(a Delaware corporation)

Adopted May 12, 2021

BYLAWS
OF
CROWNS & HOPS, INC.
(a Delaware corporation)

ARTICLE I
OFFICES

Section 1.1 <u>Registered Office</u>. The registered office of Crowns & Hops, Inc. (the "Corporation") shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.2 <u>Other Offices</u>. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.1 <u>Place of Meetings</u>. Meetings of the stockholders of the Corporation shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors. In the absence of any such designation, a meeting of the stockholders shall be held at the principal executive offices of the Corporation.

Section 2.2 <u>Annual Meetings</u>. An annual meeting of the stockholders of the Corporation, for the election of directors and for the transaction of such other business as may properly come before of the meeting, shall be held each year on such date and at such time as shall be designated from time to time by the Board of Directors. The first annual meeting of the stockholders shall be held within thirteen (13) months of the date of the incorporation of the Corporation.

Section 2.3 <u>Special Meetings</u>. Except as otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called by (i) the Chairman of the Board, if there be one, (ii) the President, or (iii) any officer of the Corporation at the request of a majority of the Board of Directors. A special meeting of the stockholders so called shall be held on such date and at such time as is designated by the Board of Directors. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice of the special meeting.

Section 2.4 <u>Notice of Meetings</u>. Except as otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, written notice of each meeting of the stockholders stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of such meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to each stockholder at such stockholder's address as it appears on the stock records of the Corporation or its transfer agent, unless such stockholder shall have filed with the Secretary of the Corporation a written request that notices to such stockholder be mailed to some other address, in which case it shall be directed to such stockholder at such other address.

Section 2.5 <u>Quorum</u>. At each meeting of the stockholders, the presence, in person or by proxy, of the holders of not less than a majority of the outstanding shares entitled to vote thereat shallconstitute a quorum at such meeting for the transaction of business, except as otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws. In the absence of a quorum at any meeting of the stockholders, either the chairman of the meeting or the holders of a majority of the outstanding shares present, in person or by proxy, and entitled to vote thereat may adjourn such meeting from time to time, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.6 <u>Adjournment</u>. Any meeting of the stockholders, whether or not a quorum is present, may be adjourned from time to time, either by the chairman of the meeting or by the vote of holders of a majority of the outstanding shares present, in person or by proxy, and entitled to vote thereat, to reconvene at the same or some other place. Notice of any properly adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken and the adjournment is for no more than thirty (30) days and a new record date is not fixed for the adjourned meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting. At an adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum has been present thereat.

Section 2.7 <u>Vote Required</u>. Except as otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, (i) at any meeting of the stockholders for the election of directors at which a quorum is present, the candidates receiving the greatest number ofvotes shall be elected as directors; and (ii) all other matters submitted to the stockholders at any meeting of the stockholders at which a quorum is present shall be decided by the vote of the holders of a majority of the outstanding shares entitled to vote and present, in person or by proxy, at the meeting. Where a separate vote by class or series is required, except as otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, a majority of the outstanding shares of such class or series present, in person or by proxy, at the meeting shall constitute a quorum entitled to take action with respect to that vote on that matter and, except as otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws,the affirmative vote of the majority (or plurality, in the case of the election of directors) of the votes cast by the holders of shares of such class or classes or series shall be the act of such class or series. Every reference in these Bylaws to a majority or other proportion of shares of stock shall refer to such majority or other proportion of the votes to which such shares are entitled as provided in the Certificate of Incorporation, Stockholders Agreement or these Bylaws.

Section 2.8 <u>Voting Rights</u>. Except as otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, each stockholder in whose name shares stand on the stock records of the Corporation as of the record date with respect to a meeting of the stockholders shall at such meeting be entitled to one vote for each share held by such stockholder as of such record date.

Section 2.9 <u>Proxies</u>. Each stockholder entitled to vote at a meeting of the stockholders, or to express consent to corporate action in writing without a meeting, may authorize another person or persons to act for him by proxy, if the proxy is set forth in writing or by a transmission permitted by

2

law, but no such proxy shall be voted or acted upon after three (3) years from its date, unless such proxy provides for a longer period. Each proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting.

Section 2.10   List of Stockholders. The Secretary or other officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before each meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held.   The list shall also be produced and kept open at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.11   Organization of Meetings.

(a)   At each meeting of the stockholders, unless another officer has been appointed by the Board of Directors, the Chairman of the Board, or, if a Chairman of the Board has not been appointed or is absent, the President, or, in the absence of the President, any Vice President, or in the absence of any Vice President, a chairman chosen by the holders of a majority of the outstanding shares present, in person or by proxy, at the meeting and entitled to vote thereat, shall act as chairman of the meeting. The Secretary, or, in his absence, an Assistant Secretary or, if an Assistant Secretary has not been appointed or is absent, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

(b)   The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of meetings of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting.   Such rules, regulations and procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, (i) the establishment of an agenda or order of business for the meeting, (ii) rules and procedures for maintaining order at the meeting and the safety of those present, (iii) limitations on attendance at or participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit in the chairman's discretion, (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof, (v) limitations on the time allotted to questions or comments by participants, and (vi) the determination of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of the stockholders shall not be required to be held in accordance with, or to follow, any manual or rules of parliamentary procedure.

Section 2.12   Action By Written Consent Without a Meeting.   Unless otherwise provided in the Certificate of Incorporation, Stockholders Agreement or these Bylaws, any action required or permitted to be taken at any meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the date of signature by each stockholder who signs the written consent,

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shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all stockholders entitled to vote on such action were present and voted, and shall be delivered to the Corporation within sixty (60) days of the date of the earliest dated written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to thosestockholders who have not consented thereto in writing.

ARTICLE III
DIRECTORS

Section 3.1 Power and Authority. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which shall have and may exercise all the powers of the Corporation and do all such lawful acts and things, except as otherwise provided bylaw, the Certificate of Incorporation, Stockholders Agreement or these Bylaws.

Section 3.2 Number and Qualifications of Directors. Except as otherwise provided in the Certificate of Incorporation, the authorized number of directors of the Corporation which shall constitute the whole Board of Directors shall be fixed or changed from time to time exclusively by resolution adopted by the Board of Directors. Except as otherwise provided in the Certificate of Incorporation or fixed by resolution adopted by the Board of Directors, the authorized number of directors of the Corporation shall be three (3). No decrease in the authorized number of directors shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders, unless the Certificate of Incorporation otherwise provides.

Section 3.3 Election and Term of Directors. The directors, other than the initial directors Benyvette Robinson, Teo Hunter and Neil Simpson, shall be elected at each annual meeting of the stockholders, except as provided in Section 3.4 hereof, and each director so elected shall hold office until the next annual meeting of the stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. If, for any reason, the directors shall not have been elected at an annual meeting of the stockholders, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose.

Section 3.4 Vacancies and Newly Created Directorships. Vacancies occurring on the Board of Directors, whether resulting from death, resignation, removal, disqualification, failure of the stockholders to elect the whole authorized number of directors, newly created directorships resulting from any increase in the authorized number of directors or any other reason, may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next election of directors and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. If at any time there are no directors in office, then an election of directors may be held in the manner provided by Delaware law.

Section 3.5 Resignation. Any director may resign at any time by giving written notice to the Board of Directors, the Chairman of the Board, if there be one, the President or the Secretary of the Corporation at the principal executive offices of the Corporation. Such resignation shall be effective at the time specified therein or, if no such specification is made, immediately upon its receipt by the Corporation. Unless otherwise specified in the notice, acceptance of a resignation shall not be necessary to make it effective.

Section 3.6 Removal. Except as otherwise provided by Delaware law or the Certificate of Incorporation, or the Stockholders' Agreement, any director or the entire Board of Directors may be removed from office cause and only by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation entitled to vote at an election of directors.

Section 3.7 Place of Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

Section 3.8 Regular Meetings. Unless the Board of Directors shall otherwise determine, a regular meeting of the Board of Directors shall be held immediately following the adjournment of each annual meeting of the stockholders at which directors are elected, and at the same place, and notice of such meeting need not be given (unless the time or place is changed). Additional regular meetings of the Board of Directors may be held at such other times and places as may from time to time be determined by resolution by the Board of Directors, and notice of any such additional regularmeetings need not be given.

Section 3.9 Special Meetings. Special meetings of the Board of Directors may be called at any time by the Board of Directors, by the Chairman of the Board, if there be one, by the Presidentor by any two (2) or more directors and shall be held at such time and place as shall be stated in the notice of the meeting. Notice of the time and place of any special meeting shall be given orally or in writing to each director, in person or by facsimile, telephone, electronic mail, hand delivery, telecopy or other similar method involving immediate receipt, at least twenty-four (24) hours before the meeting, or by mail, if deposited in the United States mail properly addressed, with postage prepaid, at least seventy-two (72) hours prior to the meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice of such meeting.

Section 3.10 Quorum and Voting. Except as otherwise provided by Delaware law or the Certificate of Incorporation, at all meetings of the Board of Directors, the presence of a majority of the directors then in office shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by Delaware law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 3.11 Meetings by Telephone. Unless otherwise provided in the Certificate of Incorporation, Stockholders Agreement or these Bylaws, any member of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors, or of such committee, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by suchmeans shall constitute presence in person at such meeting.

Section 3.12 Organization. At each meeting of the Board of Directors, the Chairman of the Board, if there be one, or, if a Chairman of the Board has not been elected or is absent, the President, or, if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present at the meeting, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary or another person appointed by the chairman of the meeting, shall act as secretary of the meeting. At each meeting of the Board of Directors, the chairman of the meeting shall establish the order of business of and the procedures at the meeting, subject to the right of the Board of Directors to establish or modify the same.

Section 3.13 Action By Written Consent Without a Meeting. Unless otherwise provided in the Certificate of Incorporation, Stockholders Agreement or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if all members of the Board of Directors or of such committee, as the case may be, consent thereto in a writing or writings, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.14 Committees. The Board of Directors may, by resolution adopted by the whole Board of Directors, appoint one or more committees, each committee to consist of one or more of the directors of the Corporation as fixed or changed from time to time by the Board of Directors. The membership of a committee member shall terminate on the date of such member's death, resignation or removal from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any or all committee members and the Board of Directors may fill any vacancy on a committee created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee shall, to the extent provided by resolution of the Board of Directors, unless otherwise restricted by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation, if there be one, to be affixed to all papers which may require it. Each committee shall serve at the pleasure of the Board of Directors, shall act only in intervals between meetings of the Board of Directors, and shall be subject to the control and direction of the Board of Directors. Each committee shall act by a majority of its members at a meeting or by a writing or writings signed by all of its members. Each committee shall keep written minutes of its meetings and proceedings and report the same to the Board of Directors when required.

Section 3.15 Compensation. Unless otherwise provided in the Certificate of Incorporation, Stockholders Agreement or these Bylaws, the Board of Directors shall have the authority to fix the amount and type of compensation that the Corporation shall pay to directors for their services as directors, if any. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or any committee thereof and shall receive such compensation for attendance at each meeting of the Board of Directors or any committee thereof and other services as shall be determined by the Board of Directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
NOTICES

Section 4.1 Form of Notice. Whenever any notice is required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, to be given to any director, committee

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member or stockholder, unless contrary provision is made as to how such notice shall be given, such notice may be given (i) in person, in writing, (ii) by mail, postage prepaid, addressed to such director,committee member or stockholder, at such person's address as it appears on the books or, in the case of a stockholder, the stock transfer records of the Corporation or its transfer agent, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail,

(iii) by overnight courier service, and such notice shall be deemed to be given the day following the day it is delivered to such service with all charges prepaid, (iv) by facsimile, telecopy, telegram or other similar means, and such notice shall be deemed to be given at the time it is transmitted with all charges prepaid, or (v) by any other method permitted by law, and such notice shall be deemed to be given when it is received by the director, committee member or stockholder.

Section 4.2 Waiver of Notice. Whenever any notice is required to be given to any stockholder, director or committee member under the provisions of law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to receive such notice, whether before of after the time stated therein, shall be deemed equivalent to the giving of notice to such person or persons. Attendance of a director, committee member or stockholder (in person or by proxy) at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice, unless otherwise required by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws.

ARTICLE V
OFFICERS

Section 5.1 General. The officers of the Corporation shall be elected or appointed by the Board of Directors and shall include a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also elect or appoint a Chairman of the Board (who must be a director), one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers, and such other officers as it shall deem necessary, convenient or desirable. Any number of offices may be held by the same person at the same time, unless prohibited by law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws. No officer of the Corporation needs to be a stockholder of the Corporation, and no officer of the Corporation, except for the Chairman of the Board, needs to bea director of the Corporation.

Section 5.2 Term. Each officer of the Corporation shall hold office at the pleasure of the Board of Directors, until his successor is duly elected or appointed and qualified, or until his earlier death, resignation or removal.

Section 5.3 Removal and Vacancies. Any officer elected or appointed by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Corporation, whether caused by death, resignation, removal, expiration of term or any other reason, may be filled by the Board of Directors.

Section 5.4 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors, the Chairman of the Board, if there be one, the President or the Secretary of the Corporation at the principal executive offices of the Corporation. Any such resignation shall be effective when received by the person or persons to whom the notice is properly given, unless a later time is specified therein, in which event the resignation shall become effective at such later time.

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Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the contractual rights, if any, of the Corporation under any contract with the resigning officer.

Section 5.5 Compensation. The salaries and other compensation of the officers of the Corporation, if any, shall be fixed by or in the manner designated by the Board of Directors.

Section 5.6 Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. Except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board shall have all the powers and shall perform all the duties of the President. The Chairman of the Board shall also perform such other duties and have such other powers commonly incident to such office and as may from time to time be assigned to the Chairman of the Board of Directors by these Bylaws or by the Board of Directors.

Section 5.7 President. The President shall be the chief executive officer of the Corporation (unless the Board of Directors provides for another person to hold such office separately) and, subject to the control of the Board of Directors, shall have general and active charge,management, control and supervision of the properties, business, affairs, operations, officers, employees and agents of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall have general authority to execute and deliver all bonds, deeds, mortgages, leases, contracts and other documents and instruments in the name and on behalf of the Corporation, except where required or permitted by law to be otherwise executed and except where the execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Unless the Board of Directors otherwise determine, in the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and, if he is a director, of the Board of Directors. The President shall also perform such other duties and have such other powers commonly incident to such office and as may from time to time be assigned to the President by these Bylaws or the Board of Directors. Any of the powers or duties of the President may be assigned by the Board of Directors to a Chief Executive Officer elected or appointed by the Board of Directors.

Section 5.8 Vice Presidents. At the request of the President or in the absence of the President or in the event of the President's inability or refusal to act (and if there be no Chairman of the Board), the Vice President, if any, or in the event there is more than one Vice President, the Vice Presidents (in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election or appointment) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers commonly incident to such office and as may from time to time be assigned to such Vice President by these Bylaws, the Board of Directors, the Chairman of the Board of Directors (if there be one), or the President.

Section 5.9 Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and shall record and keep the minutes of all the actions and proceedings of such meetings in books to be kept for that purpose and shall perform like duties for committees of the Board of Directors when required. Except as otherwise provided in these Bylaws, the Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of all special meetings of the Board of Directors and of all committees that require notice The Secretary

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shall have custody of the seal of the Corporation, if any, and the Secretary, or an Assistant Secretary, if any, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation, if any, and to attest to the affixing by such officer's signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to bekept or filed are properly kept or filed, as the case may be. The Secretary shall perform such other duties and have such other powers commonly incident to such office and as may from time to time beassigned to the Secretary by these Bylaws, the Board of Directors, the Chairman of the Board (if there be one) or the President, under whose supervision the Secretary shall be.

Section 5.10 Assistant Secretaries. The Assistant Secretary, if there be one, or if there be more than one, the Assistant Secretaries (in the order determined by the Board of Directors, or if there be no such determination, then in the order of their election) shall, at the request of the Secretary or in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, perform the duties of the Secretary and, when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary. Each Assistant Secretary, if there be any, shall perform such other duties and shall have such other powers as may from time to time be assigned to such Assistant Secretary by the Board of Directors, the President any Vice President or the Secretary.

Section 5.11 Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep or cause to be kept full and accurate accounts of receipts and disbursements of the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors otherwise so requires, an account of all his transactions as Treasurer and of the financial condition and results of operations of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such form, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers,vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation. The Treasurer shall also perform such other duties and shall have such other powers commonly incident to such office and as may from time to time be assigned to the Treasurer by the Board of Directors, the Chairman of the Board (if there be one) or the President. Any of the powers or duties of the Treasurer may be assigned by the Board of Directors to a Chief Financial Officer elected or appointed by the Board of Directors.

Section 5.12 Assistant Treasurer. The Assistant Treasurer, if any, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, or if there be no such determination, then in order of their election, shall, at the request of the Treasurer, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, perform the duties of the Treasurer and, when so acting, shall have the powers and be subject to all the restrictions upon the Treasurer. The Assistant Treasurer, if any, shall also perform such other duties and shall have such other powers as may be assigned to such Assistant Treasurer from time to time by the Board of Directors, the President, any Vice President or the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance

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of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer's possession or under the Assistant Treasurer's control belonging to the Corporation.

Section 5.13 Additional Officers. The Board of Directors may elect or appoint such other officers as it shall deem necessary, convenient or desirable. Such other officers shall hold their offices at the pleasure of the Board of Directors for such terms and shall have such powers and perform such duties as shall be assigned to them from time to time by the Board of Directors. The Board of Directors may delegate to any officer of the Corporation the power to elect or appoint any subordinate officers and to prescribe their respective duties and powers.

Section 5.14 Delegation of Authority. Except where otherwise provided by law, the Board of Directors may from time to time delegate the powers or duties of any officer of the Corporation to any other person, and may authorize any officer to delegate specific powers and duties of such officerto any other person.

ARTICLE VI
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 6.1 Execution of Corporate Instruments. The Board of Directors may, except as otherwise provided by law, execute the Certificate of Incorporation, Stockholders Agreement or these Bylaws, authorize any officer or officers, or other person or persons, to enter into any contract or to execute and deliver any instrument in the name and on behalf of the Corporation, which authorization may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or otherwise within the authority of an officer, no officer, agent or employee shall have anypower or authority to bind the Corporation by any contract or engagement or to pledge its credit or torender it liable for any purpose or for any amount.

Section 6.2 Voting of Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meetings, consents and other instruments relating to securities owned bythe Corporation may be executed in the name of and on behalf of the Corporation by the Chairman ofthe Board, if there by one, the President, any Vice President or any other officer authorized to do so by the Board of Directors, and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE VII
STOCK AND STOCKHOLDERS

Section 7.1 Stock Certificates. The Corporation may issue stock certificates, or all shares of stock may be held electronically, in book entry form as is consistent with applicable law and the Certificate of Incorporation and as is prescribed by the Board of Directors.

If the Corporation issues certificates and is authorized to issue more than one class of stock or more than one series of any class, then the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of the State of Delaware, in lieu of the foregoing requirements, there may

be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

If the shares are uncertificated, then within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.2 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate or certificates or uncertificated shares of stock of the Corporation in place of any certificate or certificates theretofore issued by the Corporation alleged by the owner thereof to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When issuing such new certificate or certificates or uncertificated shares, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such form and in such sum as it may direct to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 7.3 Transfers of Shares. Shares of stock of the Corporation shall only be transferable upon the books of the Corporation by the holders thereof, in person or by duly authorized attorney or legal representative and upon the surrender of a properly endorsed certificate or certificates for a like number of shares. If shares are certificated, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares of stock of the Corporation duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation or the transfer agent of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books; provided, however, that if the certificate contains any legend or other statement restricting or otherwise providing any condition on transfers of the shares represented thereby, then the Corporation or the transfer agent of the Corporation shall effect such transfer only upon the terms of such legend or other statement and only if the Corporation or the transfer agent of the Corporation is satisfied, in its sole discretion, that all conditions to transfer have been satisfied. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be canceled, and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation or any one or more classes owned by such stockholders in any manner not prohibited by law.

Section 7.4 Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights, in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may by resolution fix, in advance, a record date that does not precede the date upon which the resolution fixing such record date was adopted, and with respect to stockholder meetings, is not more than sixty (60) nor less than ten (10) days prior to the date of such meeting, and with respect to other actions is not more than sixty (60) days prior to any such other action. If no record date is fixed by the Board of Directors, the record date (i) for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (ii) for all other purposes shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto, except as otherwise required by Delaware law, the Certificate of Incorporation, Stockholders Agreement or these Bylaws. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 7.5 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 7.6 Dividends. Dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, subject to the provisions of law and the Certificate of Incorporation. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation, subject to the provisions of law and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the Corporation, or for such other purposes as the Board of Directors shall deem in the best interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

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Section 7.7   Regulations.   The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws or the Stockholders' Agreement, concerning the issue, transfer and registration or replacement of certificates for shares of stock of the Corporation or concerning the concerning issue, transfer and registration or replacement of uncertificated shares of stock of the Corporation. The Board of Directors may appoint one or more transfer agents or one or more registrars, or both, and may require all certificates for shares to bear the signature of either or both.

Section 7.8   Restrictions on Transfer.

a)   Right of First Refusal. No holder of Class B Common Stock of the corporation (a "Class B Common Holder") shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation ("Class B Common Stock") or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section:

i.   If the Class B Common Holder desires to sell or otherwise transfer any of his or her shares of Class B Common Stock, then the Class B Common Holder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

ii.   For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article VII, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring Class B Common Holder of its election and settlement for said shares shall be made as provided below in paragraph (d).

iii.   The corporation may assign its rights hereunder.

iv.   In the event the corporation elects to acquire any of the shares of Class B Common Stock of the transferring Class B Common Holder as specified in said transferring Class B Common Holder's notice, the Secretary of the corporation shall so notify the transferring Class B Common Holder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation (or the assignees, in the case of an assignment) receives said transferring Class B Common Holder's notice; provided that if the terms of payment set forth in said transferring Class B Common Holder's notice were other than cash against delivery, the corporation shall pay for said shares on the same terms and conditions set forth in said transferring Class B Common Holder's notice.

v.   In the event the corporation does not elect to acquire all of the shares specified in the transferring Class B Common Holder's notice, said transferring Class B Common Holder may, within the sixty- day period following the expiration of the option rights granted to the corporation herein, transfer the shares specified in said transferring Class B Common Holder's notice which were not acquired by the corporation as specified in said transferring Class B Common Holder's notice. All shares so sold by said transferring Class B Common Holder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

vi.   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Bylaw:

(1)   A Class B Common Holder's transfer of any or all shares held either during such Class B Common Holder's lifetime or on death by will or intestacy to such Class B Common Holder's immediate family or to any custodian or trustee for the account of such Class B Common Holder or such Class B Common Holder's immediate family or to any limited partnership of which the Class B Common Holder, members of such Class B Common Holder's immediate family or any trust for the account of such Class B Common Holder or such Class B Common Holder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Class B Common Holder making such transfer.

(2)   A Class B Common Holder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(3)   A Class B Common Holder's transfer of any or all of such Class B Common Holder's shares to the corporation or to any other stockholder of the corporation.

(4)   A corporate Class B Common Holder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate Class B Common Holder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate Class B Common Holder.

(5)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(6)   A transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Bylaw, and there shall be no further transfer of such stock except in accordance with this Bylaw.

vii.   The provisions of this Bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

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viii. Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

ix. The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) Upon the date that any restricted securities of the corporation issued under a Regulation D exemption ("Restricted Securities") are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such Restricted Securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or

(2) Upon the date that any securities of the corporation, other than Restricted Securities, are first offered to the public pursuant to a registration statement filed with and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, or upon the date that any securities of the corporation, other than Restricted Securities, are first offered to the public pursuant to a Regulation A exemption from registration.

(3) One year after the end of any Regulation CF offering in which the Class B Common Shares are issued.

(4) Any document representing shares of Class B Common Stock of the corporation shall, or any electronic record of the shares of Class B Common Stock of the corporation, shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THESE SHARES ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 7.9 **Right to Sell Corporation**. The holder or holders of at least a majority of the outstanding Class A Common Stock (the "Drag-Along Seller") have the right to seek and approve a Drag- Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Article VII, Section 9; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market.

Every shareholder shall promptly deliver to the Board of Directors a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

Notwithstanding any provision of these Bylaws to the contrary, the provisions of Article VII Section 8 (Right of First Refusal) do not apply to any transfers made pursuant to this Article VII, Section 9.

a. **Sale Notice**. If the Drag-Along Seller approves a Drag-Along Sale (an

"Approved Sale"), the Drag-Along Seller shall deliver a written notice (a "Drag-Along Notice") to the corporation and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along Notice must include a copy of this Article VII, Section 9 and shall describe in reasonable detail:

      i.   the name of the Independent Purchaser to whom the shares or assets are proposed to be sold;

      ii.   the proposed date, time, and location of the closing of the Approved Sale;

      iii.   the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and

      iv.   a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

      b.   **Drag-Along Sale Obligations**. From and after the effective date of a Drag-Along Notice, the corporation, the Board, and every shareholder shall do the following:

      i.   cooperate in good faith to authorize and consummate the Approved Sale;

      ii.   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller in connection with the consummation of the Approved Sale;

      iii.   If the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters' rights with respect to, the Approved Sale;

      iv.   Execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the Board or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the corporation and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock;

      v.   If the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the corporation) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the corporation) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag- Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and

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vi.   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

Additionally, each shareholder holding stock that is convertible into common stock shall convert that stock into shares of common stock immediately before the Approved Sale.

Without limiting the generality of the foregoing provisions of this Article VII, Section 9b, and for avoidance of doubt, each holder of outstanding Class A Common Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Class A Common Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Class A Common Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each Class A Common Stock holder's pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder's share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment.

c.   Waiver and Limitation of Rights. Nothing in this Article VII, Section 9 should be construed to grant to any shareholder any appraisal or dissenters' rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under Delaware Law and any other appraisal rights, dissenters' rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

d.   Approved Sale Consideration. The consideration to be received by a shareholder who owns any Class B Common Stock shall be the same form and amount of consideration per share of Class B Common Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class B Common Stock.

With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the corporation, each shareholder of the corporation shall receive its share of the sale proceeds in accordance with the provisions of the Certificate, these Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing in this Agreement prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder's shares).

e.   Delivery of Certificates. Each shareholder who holds uncertificated shares of the corporation authorizes the Secretary of the corporation to transfer its shares on the books of the corporation in connection with an Approved Sale and shall execute all documentation required by the corporation with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by this Article VII, Section 9, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the Board that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder's cure of the failure, and the withheld consideration will be subject to reduction to reimburse the corporation for any costs and expenses reasonably incurred by the corporation in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the corporation or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

f.   Expenses. The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the corporation or the Independent Purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; provided, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale.

g.   Defined Terms. For purposes of this Article VII, the following terms are defined as follows:

i.   "Affiliate" means, with respect to any person, (A) any person directly or indirectly controlling, controlled by, or under common control with the person, (B) any person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of the person, or (C) any officer, director, general partner, or trustee of any person described in clause (A) or (B); "control," including the terms "controlled by" and "under common control with," means the power to direct the affairs of a person by reason of ownership of voting securities, by contract, or otherwise.

ii.   "Drag-Along Sale" means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the corporation determined on a consolidated basis, or (B) both a majority of the Class A Common Stock and a majority of the Class B Common Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

iii.   "Independent Purchaser" means a person who is not a holder of Class A Common Stock or an Affiliate of a holder of Class A Common Stock.

iv.   "Initial Public Offering" means any offering of the corporation's common stock pursuant to a registration statement filed in accordance with the

Securities Act of 1933, as amended.

ARTICLE VIII
OTHER SECURITIES OF THE CORPORATION

Section 8.1 Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 7.1), may be electronically signed by the Chairman of the Board (if there be one), the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal, if any, impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal, if any, on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, to bear imprinted thereon the facsimile signature of such person.   In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before any bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not cease to be such officer of the Corporation.

ARTICLE IX
INDEMNIFICATION

Section 9.1 Right to Indemnification. The Corporation shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person is or was a director or an officer of the Corporation or such director or officer is or was serving at the request of the Corporation as a director, officer, partner, member, manager, trustee, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter, an "indemnitee"), to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than Delaware law permitted the Corporation to provide prior to such amendment), against all expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such indemnitee in connection therewith.

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Section 9.2   Right to Advancement of Expenses.   The right to indemnification conferred in Section 9.1 of these Bylaws shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred by an indemnitee in defending any such proceeding in advance of its final disposition (hereinafter, an "advancement of expenses"); provided, however, that, if the General Corporation Law of the State of Delaware requires, an advancement of expenses shall be made only upon receipt by the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal (hereinafter, a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 9.2 or otherwise.

Section 9.3   Right of Indemnitee to Bring Suit.   If a claim under Section 9.1 or 9.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also for the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the General Corporation Law of the State of Delaware. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IX or otherwise shall be on the Corporation.

Section 9.4   Non-Exclusivity of Rights.   The rights to indemnification   and   to   the advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which any person may be entitled under any law, the Certificate of Incorporation, the Stockholders Agreement, these Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

Section 9.5   Insurance.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, member, manager, trustee, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person

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in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the General Corporation Law of the State of Delaware.

Section 9.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors in its discretion, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article IX with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 9.7 Survival of Indemnification Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, be contract rights and such rights shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 9.8 Certain Definitions.

(a) For purposes of this Article IX, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(b) For purposes of this Article IX, (i) references to "other enterprises" shall include employee benefit plans; (ii) reference to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; (iii) references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and (iv) a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article IX.

Section 9.9 Amendment or Repeal. Neither any amendment, repeal or other modification of any of the foregoing provisions of this Article IX nor the adoption of any provisions of these Bylaws inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any right or protection hereunder of any person in respect of any act or omission occurring or alleged to occur prior to the time of such amendment, repeal, modification or adoption.

ARTICLE X
GENERAL MATTERS

Section 10.1 Loans to Officers. The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its

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subsidiaries, including any officer or employee who is a director of the Corporation or any of its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warrantyof the Corporation at law.

Section 10.2 Disbursements. All checks, drafts, other orders or demands for payment of money, notes or other evidence of indebtedness of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time authorize.

Section 10.3 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors. If not otherwise so fixed, the fiscal year of the Corporation shall be the calendar year.

Section 10.4 Corporate Seal. The Board of Directors may, in its discretion, adopt a corporate seal. The corporate seal, if one is adopted by the Board of Directors, shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 10.5 Certificate of Incorporation. All reference in these Bylaws to the Certificate of Incorporation shall mean the Certificate of Incorporation of the Corporation, as amended or restated from time to time, and shall include any Certificates of Designation thereunder.

ARTICLE XI
AMENDMENTS

Section 11.1 Amendments. Except as otherwise provided in the Stockholders Agreement, these Bylaws may be altered, amended or repealed, in whole or in part, and new Bylaws may be adopted, by the Board of Directors.

ARTICLE XII
STOCKHOLDERS AGREEMENT

Section 12.1 Stockholders Agreement. The Initial Stockholders have entered into that certain Stockholders Agreement of January 25, 2019. The terms and conditions of the Stockholders Agreement shall remain in full force and effect; provided, however, that in the event of a conflict between the Bylaws and the Stockholders Agreement, the terms of the Stockholders Agreement shall control.

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